1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD GOLDBERG

richard.goldberg@dechert.com +1 212 649 8740 Direct +1 212 698 0640 Fax

May 11, 2010

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3561
Attention: John Dana Brown, John Stickel, Amy Geddes, David Humphrey

Re:	Greektown Superholdings, Inc. Form 10 Filed March 31, 2010 File No. 000-53921

Ladies and Gentlemen:

          Greektown Superholdings, Inc. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) a revised version of its Form 10 (the “Form 10”), originally filed with the Commission on March 31, 2010. On behalf of the Company, we respond to the comments raised by the staff of the Commission (the “Staff”) in the letter dated April 27, 2010, from John Stickel to Cliff J. Vallier, President of the Company. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. To aid and supplement the Staff’s review, we have also provided marked copies of the revised version of the Form 10 filed today showing changes made from the original version of the Form 10 filed on March 31, 2010. All page numbers in our responses refer to the revised version of the Form 10 filed today on EDGAR.

General

1.	Please tell us how the Effective Date of the Plan is expected to coincide with the effective date of your Form 10 registration statement.

Response:

          The effective date of the Form 10 is 60 days after filing, which is May 30, 2010. The Effective Date of the Plan is expected to take place by the end of June 2010, following the

United States Securities and Exchange Commission May 11, 2010 Page 2

satisfaction of the remaining conditions discussed on page four of the Form 10, including the approval of the Michigan Gaming Control Board.

Disclosure Regarding Forward-Looking Statements, page 2

2.

Please remove the statement on page two that “Factors that might cause actual results to differ include, but are not limited to, those discussed in the section entitled ‘Risk Factors’ beginning on page 15 of this registration statement.” All material risks should be discussed in the risk factors section. If risks are not deemed material then they should not be mentioned.

Response:

          In response to the Staff’s comment, the Company has revised page two of the Form 10.

Business
Bankruptcy Considerations, page 2

3.

We note your statement on page three that your bankruptcy discussion provides “general background information” and “is not intended to be an exhaustive summary.” Please confirm that you have disclosed all material information regarding your bankruptcy in the registration statement, or revise.

Response:

          In response to the Staff’s comment, the Company has revised page three of the Form 10.

4.

State here, as indicated on page 16, that the deadline to file administrative claims, professional claims and substantial contribution claims against the Debtors in bankruptcy has not yet occurred and will not occur until after the Effective Date.

Response:

          In response to the Staff’s comment, the Company has revised page four of the Form 10.

5.

As exhibits to your next amendment, please file all material agreements related to your bankruptcy including the Purchase and Put Agreement, Assignment and Assumption agreement, Disclosure Statement, the WG Consulting Agreement, and agreements related to the litigation trust.

United States Securities and Exchange Commission May 11, 2010 Page 3

Response:

          In response to the Staff’s comment, the Company has filed the Purchase and Put Agreement, the First Amendment to the Purchase and Put Agreement, the Disclosure Statement, the form of Litigation Trust Agreement and the form of Litigation Trust 8% Promissory Note as exhibits to the Form 10. The Company had included the WG Consulting Agreement as Exhibit 10.6 to the Form 10. The Company did not file the Assignment and Assumption agreement as an exhibit to the Form 10, as this agreement relates to an internal reallocation of the Senior Secured Notes among the Put Parties and the Company is not a party thereto.

6.

Revise to further explain the terms of the Purchase and Put Agreement and the Rights Offering. Discuss the per share consideration for purchases pursuant to the Put Commitment, Rights Offering, and the Warrants.

Response:

          In response to the Staff’s comment, the Company has revised the discussion regarding the Purchase and Put Agreement and the Rights Offering on pages three to four of the Form 10.

7.	Describe the litigation trust mentioned on page four. Describe its purpose, beneficial owners, and amount and source of funds.

Response:

          In response to the Staff’s comment, the Company has included a description of the Litigation Trust on page four of the Form 10.

8.	In the first full paragraph on page 5 please disclose the anticipated interest rates for the Revolving Loan and New Senior Secured Notes.

Response:

          In response to the Staff’s comment, the Company has disclosed the anticipated interests rates for the Revolving Loan and New Senior Secured Notes on page five of the Form 10.

Marketing, page 6

9.	The third sentence under this section is largely qualitative and promotional in nature. Please revise.

Response:

          In response to the Staff’s comment, the Company has revised the Marketing section on page six of the Form 10.

United States Securities and Exchange Commission May 11, 2010 Page 4

Risk Factors, page 15

10.	Please include a risk factor discussing Greektown Holdings’ lack of profitable operations during the last two completed fiscal years.

Response:

          In response to the Staff’s comment, the Company has added a risk factor on page 16 of the Form 10 discussing Greektown Holdings’ lack of profitable operations during the last two completed fiscal years.

11.

You state on page 17 that upon default under the New Senior Secured Notes or the Revolving Loan the lenders “could proceed against the collateral granted to them to secure that indebtedness.” Please revise to state the collateral. We note on page 43 that these are secured by all the assets of Greektown and all its direct and indirect subsidiaries and by a pledge of the membership interests and/or capital stock of Greektown Holdings and all its direct and indirect subsidiaries.

Response:

          In response to the Staff’s comment, the Company has added a statement of the collateral on page 17 of the Form 10.

12.	Please revise the first full risk factor on page 21 and the disclosure on page 29 to identify management personnel between December 31, 2009 and February 12, 2010.

Response:

          In response to the Staff’s comment, the Company has revised pages 21 and 29 of the Form 10. Note that Cliff Vallier is the only executive or senior member of the internal management team as reflected on such pages.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

13.

You state on page 27 that “Greektown Holdings was not in compliance with certain covenants under its Pre-petition Credit Facility” and that “the MGCB imposed certain financial covenants on Greektown Holdings, which Greektown Holdings had not complied with.” Please disclose the “certain covenants” and describe the nature of the breaches in qualitative and quantitative terms.

United States Securities and Exchange Commission May 11, 2010 Page 5

Response:

          In response to the Staff’s comment, the Company has revised page 27 of the Form 10.

Results of Operations, page 37
Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

14.	Please further disclose the professional fees in your discussion of Reorganization Expense on page 39.

Response:

          In response to the Staff’s comment, the Company has revised pages 36 and 40 of the Form 10.

Contractual Obligations and Commercial Commitments, page 44

15.

Please revise your disclosure to present this table as of the most recent balance sheet date as required by Item 303(a)(5) of Regulation S-K. We would not object to the additional disclosure of your expected contractual obligations as of the effective date of the Plan, provided such table includes related footnote disclosure detailing the differences as a result of the Plan.

Response:

          In response to the Staff’s comment, the Company has added a Contractual Obligations and Commercial Commitments table as of December 31, 2009 on pages 46 to 47 of the Form 10.

Directors and Executive Officers, page 49

16.

Above the table on page 49, please clarify the process whereby the anticipated board members will be placed on the board. Explain the process whereby these individuals were selected and what process remains for their appointment. If shareholders will be voting on the matter, please briefly explain why you anticipate that these individuals will be successfully elected.

Response:

          In response to the Staff’s comment, the Company has revised page 52 of the Form 10.

17.

Please revise to remove qualitative statements from your Board Qualifications discussion on page 51 such as “extensive executive experience,” “critical knowledge and experience,” “an incredible contribution,” and “extensive knowledge.”

United States Securities and Exchange Commission May 11, 2010 Page 6

Response:

          In response to the Staff’s comment, the Company has removed qualitative statements from the board qualifications discussion on page 54 of the Form 10.

18.

Please include background discussions for William M. Williams and Jason Pasko if they are or are expected to be executive officers or significant employees. We note that these individuals are listed as named executive officers in the Executive Compensation section.

Response:

          In response to the Staff’s comment, the Company has included background discussions for William M. Williams and Jason Pasko on page 55 of the Form 10.

Executive Compensation, page 52

19.	In the summary compensation table please report Randall L. Fine’s share of consulting fees paid to Fine Point for CEO services under “All Other Compensation.”

Response:

          In response to the Staff’s comment, the Company has revised pages 57 to 58 of the Form 10.

20.

We note your disclosure on page 54 that awards under the quarterly bonus program were based on target EBITDAR amounts. You disclose the threshold of 110% of budgeted EBITDAR and the target of 150% of budgeted EBITDAR. However you do not disclose the percentage of budgeted EBITDAR necessary to reach the maximum payout of 280% of the target bonus. Please disclose the EBITDAR that would have been necessary to reach the maximum payout under the quarterly bonus program. Alternatively, provide a supplemental analysis as to why it is appropriate to omit this target. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

          In response to the Staff’s comment, the Company has revised page 57 of the Form 10.

United States Securities and Exchange Commission May 11, 2010 Page 7

21.

We note your disclosure on page 54 that “Greektown Superholdings plans to establish its compensation policy, including consideration for elements such as risk management, following the Effective Date.” However you have not included any disclosure in response to Item 402(s) of Regulation S-K regarding current compensation policies and practices. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

          The Company reviewed its current compensation policies and practices in 2010. As disclosed on page 57 of the Form 10, upon guidance from the board of directors of Greektown Holdings, the Company’s bonus program was modified by Greektown Holdings’ chief executive officer to limit an employee’s maximum base salary and bonus to the base salary of the employee which had been in place prior to the reductions in base salary that occurred in 2009. The board of directors believed that this policy mitigated potential risks associated with the amount of the maximum bonus available in 2009. The chief executive officer of Greektown Holdings also reviewed the other elements of Greektown Holdings’ compensation policies and practices and considered the potential risks that could arise from such policies and practices in light of the restrictions on Greektown Holdings imposed by gaming law requirements, the bankruptcy process and the impending emergence from bankruptcy and determined that the risks arising from such compensation policies and practices are not material.

Certain Relationships and Related Transactions, page 56

22.	Please disclose the approximate dollar value of Mr. Semola’s interest in the Warner Gaming Management Agreement, based on the Base Fee disclosed in the term sheet.

Response:

          We have been advised that Mr. Semola does not have any equity ownership interest in WG-Michigan LLC or Warner Gaming LLC. Thus, he does not have a specific interest in the Base Fee disclosed in the term sheet.

23.	Please disclose the approximate dollar value of Ted Gatzaros’ interest in reimbursements for Fishbone comps, without regard to the amount of profit or loss.

Response:

          In response to the Staff’s comment, the Company has revised page 61 of the Form 10.

United States Securities and Exchange Commission May 11, 2010 Page 8

Financial Statements of Greektown Holdings as of December 31, 2009
Consolidated Statements of Operations, page F-5

24.

Please revise your financial statements to reclassify the success fees paid to Fine Point in the amount of $6.24 million to operating expenses as these fees are directly related to the operation of the casino, or tell us why your current classification is appropriate.

Response:

          In response to the Staff’s comment, the Company has revised its financial statements to reclassify the success fees paid to Fine Point in the amount of $6.24 million as operating expenses. The Company has also revised pages 25, 36, 37, 40, F-5, F-12 and PF-3 of the Form 10 accordingly.

Note 2 – Summary of Significant Accounting Policies
Accounts and Notes Receivable and Allowance for Doubtful Accounts, page F-9

25.

Your disclosure here indicates that Notes Receivable represents an unsecured promissory note with a patron in the amount of $2 million, bearing interest at 6% per annum, and that such note matured on March 31, 2009, but that you expect full repayment. Please tell us whether any amounts owed to you under this note have been collected and, if not, how you have evaluated such receivable for collectability.

Response:

          We have been advised that while the Company has not yet received payment related to the note receivable from one of its gaming patrons in the face amount of $2 million, the Company believes this balance to be fully collectable. The Company has considered the accounting guidance provided by Accounting Standards Codification (ASC) paragraphs 310-10-35-7 through 310-10-35-8. ASC 310-10-35-8 Subtopic 450-20 requires recognition of a loss on a receivable when: a) information available before the financial statements are issued or are available to be issued indicates that it is probable an asset has been impaired at the date of the financial statements, and b) the amount of the loss can be reasonably estimated. ASC 310-10-35-9 states that losses from uncollectible receivables shall be accrued when both of the preceding conditions are met. The Company has concluded that an allowance for uncollectible receivables was not required for the following reasons:

•

the note is evidenced by a promissory note, which matured on March 31, 2009. The Company has verified with counsel that the promissory note represents a valid legal obligation of the maker, who is a former high-limit patron of the casino;

•	the Company is committed to collecting the note through all legal means necessary;

•	based on management’s assessment, the Company has reason to believe that the maker of the note has the financial wherewithal to settle the obligation for its full value; and

United States Securities and Exchange Commission May 11, 2010 Page 9

•

the Company has been engaged in ongoing discussions and negotiations with the maker regarding payment of the note receivable, the tenor of which suggest that the Company will be able to successfully negotiate payment of the balance in full.

Note 8 – Related Party Transactions, page F-20

26.

We note that, as of December 31, 2009 and 2008, you were owed $298,000 by Monroe, a related party. Please tell us the facts and circumstances surrounding this receivable and how you expect to be repaid.

Response:

          We have been advised that, based upon the Company’s assessment of the facts and circumstances performed in prior periods, the Company previously concluded that it could have legally offset the amounts due from Monroe with amounts owed to them. However, upon further investigation, the Company concluded that it cannot legally offset such amount and that collectability is not assured. Accordingly, the Company has determined that the amount recorded as a receivable from Monroe, a related party, is a receivable from an entity operating in Chapter 11. With hindsight, the Company should have recorded an allowance against such receivable as of December 31, 2009. The Company does not believe that this error is material, quantitatively or qualitatively, to the 2009 consolidated financial statements. The Company has considered SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, in its evaluation and concluded that the 2009 financial statements do not require restatement. The Company will record such adjustment in the quarter ended March 31, 2010.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
1. Cancellation of previous ownership interests and Issuance of new equity securities, page PF-7

27.

Your description of the Plan on page 4 indicates that the Plan provides that the holders of Senior Notes will receive all of the shares of common stock issued pursuant to the Plan, along with rights to purchase their pro rata share of a certain number of shares of preferred stock issued in a rights offering pursuant to the Plan plus litigation trust interests. Please indicate the number of common shares to be issued pursuant to the Plan as well as the how you calculated the “pro rata share” of the preferred stock to be issued. Please also indicate how the division of Series Al and A2 convertible preferred stock will be determined.

United States Securities and Exchange Commission May 11, 2010 Page 10

Response:

          The Company has expanded the discussion of the planned issuance of common stock in Greektown Superholdings in note 2(l) to the Unaudited Condensed Consolidated Pro Forma Financial Statements on page PF-7 of the Form 10 to disclose that 140,000 shares will be issued on the Effective Date as provided under the Plan. The Company has also expanded the discussion on page three of the Form 10 to disclose that the Plan provides that the holders of the pre-petition Senior Notes are entitled to purchase their pro rata share of the 1,850,000 shares of Preferred Stock to be issued by the Company on the Effective Date through participation in the Rights Offering based upon the percentage of the outstanding aggregate principal amount of Senior Notes owned by each holder.

28.

As a related matter, we also note from your page 4 that the Put Parties have agreed to purchase shares of preferred stock under the Purchase and Put Agreement to the extent the holders of the Senior Notes do not exercise their rights to purchase preferred stock under the Plan. Based on your disclosure on page 4 it appears the participation by the Senior Note Holders and therefore by the Put Parties is not yet determined, and the final number of shares of series Al and A2 convertible preferred stock and warrants to purchase preferred stock will not be known until the Effective Date of the Plan. If our understanding is correct, please supplement your disclosure by providing tabular disclosure of the range of possible outcomes with regard to the aggregate numbers of each security to be issued. This disclosure should also clearly demonstrate how the net proceeds resultant from these transactions will be $196 million under all possible outcomes.

Response:

          In response to the Staff’s comment, the Company has revised page four of the Form 10 to clarify that the participation by the Senior Note holders and the Put Parties has been determined and, based upon subscription notices, all of the Cash Put Premium under the Purchase and Put Agreement has been allocated. The pro forma Beneficial Ownership Table on pages 50 to 51 of the Form 10 reflects such allocation. Accordingly, the Company now knows the number of shares that it will be issuing and that the net proceeds resultant from these transactions will be $196 million.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission May 11, 2010 Page 11

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions, please feel free to contact the undersigned by telephone at 212.649.8740 or Samuel Katz at 212.698.3663. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Richard A. Goldberg
Richard A. Goldberg
Partner

cc:	Cliff Vallier Greektown Superholdings, Inc. 555 East Lafayette Detroit, Michigan 48226 Martin C. Glass Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018